Filed pursuant to Rule 433

Dated March 23, 2021

Relating to the

Preliminary Prospectus Supplements dated March 22, 2021 to the

Prospectus dated March 27, 2020

Registration No. 333-237426

ViacomCBS Inc.

FINAL TERM SHEET

Concurrent Offerings of

20,000,000 Shares of Class B Common Stock, Par Value $0.001 per Share

(the “Common Stock Offering”)

and

10,000,000 Shares of 5.75% Series A Mandatory Convertible Preferred Stock

(the “Mandatory Convertible Preferred Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus supplement dated March 22, 2021 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering, the preliminary prospectus supplement dated March 22, 2021 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act and (iii) the related base prospectus dated March 27, 2020, included in the Registration Statement (File No. 333-237426), in each case of the foregoing clauses (i) through (iii), including the documents incorporated by reference therein. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	ViacomCBS Inc.

Pricing Date:	March 23, 2021.

Trade Date:	March 24, 2021.

Settlement Date:	March 26, 2021 (T + 2).

Use of Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $1.67 billion (or approximately $1.93 billion if the underwriters in such offering exercise their option in full to purchase additional shares of Class B Common Stock). In addition, the Issuer estimates that the net proceeds from the Mandatory Convertible Preferred Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $983.09 million (or approximately $1.13 billion if the underwriters for such offering exercise their option in full to purchase additional shares of Mandatory Convertible Preferred Stock, solely to cover over-allotments, if any).

The Issuer intends to use the combined net proceeds from the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering for general corporate purposes, including investments in streaming. See “Use of Proceeds” in each of the Common Stock Preliminary Prospectus Supplement and the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Common Stock Offering

Title of Securities:	Class B Common Stock, par value $0.001 per share, of the Issuer (the “Class B Common Stock”)

Ticker / Exchange:	VIAC / The Nasdaq Global Select Market.

Number of Shares of Class B Common Stock Offered:	20,000,000 shares of Class B Common Stock.

Option to Purchase Additional Shares:	3,000,000 additional shares of Class B Common Stock.

Last Reported Sale Price of the Class B Common Stock on The Nasdaq Global Select Market on March 23, 2021:	$91.25 per share.

Public Offering Price of the Class B Common Stock:	$85.00 per share.

Underwriting Discount:	$1.38125 per share.

Net Proceeds:	The net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $1.67 billion (or approximately $1.93 billion if the underwriters exercise their option in full to purchase additional shares of Class B Common Stock).

CUSIP / ISIN:	92556H206 / US92556H2067

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Siebert Williams Shank & Co., LLC

Co-Managers:	BNP Paribas Securities Corp. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC SG Americas Securities, LLC MUFG Securities Americas Inc. CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc. Academy Securities, Inc. R. Seelaus & Co., LLC Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC Intesa Sanpaolo S.p.A.

Changes to Common Stock Preliminary Prospectus Supplement

Page S-10 of the Common Stock Preliminary Prospectus Supplement incorrectly stated that the Issuer does not anticipate declaring or paying dividends to holders of the Issuer’s Class B Common Stock in the foreseeable future. Although subject to the determination by the Board of Directors of the Issuer and applicable law, the Issuer, as stated in its Annual Report on Form 10-K for the year ended December 31, 2020, currently expects to continue to pay a regular cash dividend to its stockholders.

Mandatory Convertible Preferred Stock Offering

Title of Securities:	5.75% Series A Mandatory Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Mandatory Convertible Preferred Stock”).

Number of Shares of Mandatory Convertible Preferred Stock Offered:	10,000,000 shares of Mandatory Convertible Preferred Stock.

Over-Allotment Option:	1,500,000 additional shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$100.00 per share.

Underwriting Discount:	$1.625 per share.

Net Proceeds:	The net proceeds from the Mandatory Convertible Preferred Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $983.09 million (or approximately $1.13 billion if the underwriters exercise their over-allotment option in full to purchase additional shares of Mandatory Convertible Preferred Stock).

Liquidation Preference:	$100.00 per share.

Dividends:	5.75% of the liquidation preference of $100.00 per share of Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Stock, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Class B Common Stock or through any combination of cash and shares of Class B Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date (as defined below) is $1.4535 per share of Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $1.4375 per share of Mandatory Convertible Preferred Stock.

Dividend Record Dates:	March 15, June 15, September 15 or December 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 2021 and ending on, and including, April 1, 2024.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period commencing on, and including, the 21st scheduled trading day immediately preceding April 1, 2024. The Mandatory Conversion Date is expected to be April 1, 2024.

Initial Price:	Approximately $85.00, which is equal to $100.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $99.87, which represents an approximately 17.5% appreciation over the Initial Price and is equal to $100.00 divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$29.75 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

Upon conversion on the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert into a number of shares of Class B Common Stock equal to not more than 1.1765 shares of Class B Common Stock and not less than 1.0013 shares of Class B Common Stock, (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value of the Class B Common Stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, based on the Applicable Market Value of the Class B Common Stock:

	Assumed Applicable Market Value of the Class B Common Stock	Conversion Rate (Number of shares of Class B Common Stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock)
	Greater than the Threshold Appreciation Price	1.0013 shares of Class B Common Stock
	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.0013 and 1.1765 shares of Class B Common Stock, determined by dividing $100.00 by the Applicable Market Value
	Less than the Initial Price	1.1765 shares of Class B Common Stock

Early Conversion at the Option of the Holder:

Other than during a Fundamental Change Conversion Period, at any time prior to April 1, 2024, holders of Mandatory Convertible Preferred Stock will have the right to elect to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate into a number of shares of Class B Common Stock per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments, as described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder” in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change:

If a Fundamental Change occurs on or prior to April 1, 2024, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Class B Common Stock or Units of Exchange Property at the Fundamental Change Conversion Rate during the period beginning on, and including, the Fundamental Change Effective Date (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of such Fundamental Change and ending on, and including, the date that is 20 calendar days after such Fundamental Change Effective Date (or, if later, the date that is 20 calendar days after holders receive notice of such Fundamental Change, but in no event later than April 1, 2024). Holders who convert their shares of the Mandatory Convertible Preferred Stock during that period will also receive a Fundamental Change Dividend Make-whole Amount and to the extent there is any, the Accumulated Dividend Amount.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

	Fundamental Change Share Price
Fundamental Change Effective Date	$50.00	$75.00	$85.00	$92.50	$99.88	$110.00	$135.00	$175.00	$225.00	$275.00	$350.00
March 26, 2021	1.0704	1.0254	1.0122	1.0039	0.9970	0.9891	0.9758	0.9650	0.9596	0.9574	0.9562
April 1, 2022	1.1021	1.0515	1.0352	1.0249	1.0162	1.0064	0.9903	0.9785	0.9734	0.9718	0.9711
April 1, 2023	1.1424	1.0867	1.0638	1.0488	1.0362	1.0222	1.0014	0.9898	0.9868	0.9863	0.9861
April 1, 2024	1.1765	1.1765	1.1765	1.0811	1.0013	1.0013	1.0013	1.0013	1.0013	1.0013	1.0013

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Share Price is between two Fundamental Change Share Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Share Price is in excess of $350.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•  if the Fundamental Change Share Price is less than $50.00 per share (subject to adjustment in the same manner as the prices in the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Maximum Number of Conversion Shares:	The maximum number of shares of Class B Common Stock issuable upon conversion of the Mandatory Convertible Preferred Stock, including shares of Class B Common Stock issuable as payment of dividends is 17,568,697 shares (or 20,204,002 shares if the underwriters exercise in full their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock).

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-whole Amount is 1.44% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on The Nasdaq Global Select Market under the symbol “VIACP.”

CUSIP / ISIN:	92556H 305 / US92556H3057

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Siebert Williams Shank & Co., LLC

Co-Managers:

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

SG Americas Securities, LLC

MUFG Securities Americas Inc.

CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc.

Academy Securities, Inc.

R. Seelaus & Co., LLC

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Intesa Sanpaolo S.p.A.

ICBC Standard Bank Plc

Changes to Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement

Clause (4) of the Anti-dilution Adjustments on page S-45 of the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement will be amended by:

•

Deleting the following proviso from variable “C” to the formula: “provided that in the case of a regular, quarterly cash dividend or distribution, such amount shall only include the amount of such dividend or distribution in excess of the Initial Dividend Threshold”; and

•

Inserting the following sentence immediately after the formula: “The Initial Dividend Threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the Initial Dividend Threshold for any adjustment to the conversion rate under this clause (4).”

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649, or by emailing prospectus@morganstanley.com or (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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